SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A


                     FOR REGISTRATION OF CERTAIN CLASSES OF
                 SECURITIES PURSUANT TO SECTION 12(b) or (g) of
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 Summit Bancorp.
             (Exact name of registrant as specified in its charter)


          NEW JERSEY                                       22-1903313
     (State or other juris-                            (IRS Employer
     diction of incorporation                          Identification No.)
     or organization)


     301 Carnegie Center
     P.O. Box 2066
     Princeton, New Jersey                             08543-2066
     (Address of principal                             Zip Code
     executive offices)


     Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
Preferred Stock Purchase Rights                   New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities  Act  registration  statement  file  number  to which  this form
relates:     N/A   (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act: None


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Item 1.   Description of Registrant's Securities to be Registered

     On June 16, 1999, the Board of Directors of Summit Bancorp., a New Jersey corporation (the "Corporation"), declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding Common Share, par value $0.80 per share (the "Common Stock"), of the Corporation. The distribution is payable as of August 16, 1999 to shareholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Corporation one one-hundredth (1/100) of a preferred share of the Corporation, designated as Series S Preferred Shares (the "Preferred Stock"), at a price of $164 per one one-hundredth (1/100) of a share ("Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of June 16, 1999 (the "Rights Agreement"), between the Corporation and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). The Rights replace the preferred stock purchase rights issued under a rights agreement between the Corporation (under the former name "UJB Financial Corp.") and the Rights Agent dated as of August 16, 1989, which rights expire on August 16, 1999.

     As discussed below, initially the Rights will not be exercisable, certificates will not be sent to shareholders and the Rights will automatically trade with the Common Stock.

     The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Corporation's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Corporation's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. An Acquiring Person shall not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, or (D) any person or group of affiliated or associated persons whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause
(i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Corporation's voting stock unless such acquisition of additional voting stock results from one or more actions or transactions approved by the Board of Directors of the Corporation).

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     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 31, 2009, unless earlier redeemed by the Corporation as described below.

     The Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of the Corporation's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $25 per share or 100 times the cash dividends declared on the Corporation's Common Stock. In addition, the holders of the Preferred Stock are entitled to receive 100 times any noncash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Corporation, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $16,400 or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting will be protected by anti-dilution provisions.

     The number of shares of Preferred Stock issuable upon exercise of the Rights and Exercise Price of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

     Unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a Person becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a

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fair value at the time of such transaction determined in accordance with the
Rights Agreement equal to approximately two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person and certain affiliates, associates and transferees thereof (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Preferred Stock having a fair value determined in accordance with the Rights Agreement at the time of the transaction equal to approximately two times the Exercise Price (such value to be determined with reference to the market value of the Corporation's Common Stock as provided in the Rights Agreement).

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Corporation, be evidenced by depositary receipts. The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

     Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

     As of June 30, 1999, there were approximately 169,631,597 shares of Common Stock outstanding. As of June 30, 1999, the Corporation had a total of 6,000,000 shares of Preferred Stock authorized of which no shares of Preferred Stock were outstanding. The Corporation has reserved 2,000,000 shares of Series S Preferred Stock for issuance upon exercise of the Rights.

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     The Rights have certain potential "anti-takeover" effects in that exercise of the Rights may cause substantial dilution to a person or group who attempts to acquire the Corporation on terms not approved by the Corporation's Board of Directors. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors.

     The Rights Agreement between the Corporation and the Rights Agent specifying the terms of the rights, which includes as Exhibit B the form of Rights Certificate, is incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated June 16, 1999. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.

The following exhibits are included herewith:

Exhibit No.    Description

1 Rights Agreement, dated as of June 16, 1999, between Summit Bancorp. and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

2 Form of Right Certificate (included as Exhibit B to Exhibit 1 above) (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

3 Form of Summary to be sent to shareholders of Summit Bancorp (included as Exhibit A to Exhibit 1 above) (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

4.             Form of letter to be sent to shareholders of Summit Bancorp.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date: July 26, 1999                            SUMMIT BANCORP.



                                               By: /s/ Richard F. Ober,Jr.
                                                   -----------------------------
                                                   Richard F. Ober, Jr.
                                                   Executive Vice President



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                                  EXHIBIT INDEX


Ex. No.               Description

1 Rights Agreement, dated as of June 16, 1999, between Summit Bancorp. and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

2 Form of Right Certificate (included as Exhibit B to Exhibit 1 above) (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

3              Form of Summary to be sent to shareholders of Summit Bancorp.
               (included as Exhibit A to Exhibit 1 above) (incorporated by reference to Exhibit 4.1 on Registrant's Current Report on Form 8-K dated June 16, 1999)

4              Form of letter to be sent to shareholders of Summit Bancorp.